                                                                   March 3, 2010

VIA EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

     RE:       TEFRON LTD.
               AMENDMENT NO. 3 ON FORM F-1 TO FORM F-3
               FILE NO. 333-161466

Dear Sir:

     Attached is Amendment No. 3 on Form F-1 ("AMENDMENT NO. 3") filed by Tefron
Ltd. ("TEFRON"), marked to show changes from Amendment No. 2 on Form F-1 to Form
F-3 filed on February 23, 2010 ("AMENDMENT NO. 2").

     As requested, below is a description of the revisions in this Amendment No.
3:

     1. Revisions to reflect Tefron's agreement with its bank lenders, entered into pursuant to their previously executed Memorandum of Understanding (pages 9,
10, 18, 28 and 50).

     2. Revisions to make disclosure consistent with the disclosure in the final prospectus filed by Tefron in Israel with respect to the rights offering (pages
11, 13, 28, 34, 35, 37 and 51).

     3. Revisions to reflect information obtained from the OTCBB regarding notification sent to brokers regarding the adjustment of their opening quotes of
Tefron's ordinary shares on the OTCBB Ex-day (page 16).

     4. Correction of a grammatical error (page 35).

     5. Removal of reference to an interest bearing account to reflect information obtained from Tefron's rights agent that funds held by the rights agent will be held in a segregated account that will not be interest bearing
(page 36).

     6. References to Form 6-K's submitted by Tefron to Securities and Exchange
Commission since filing of Amendment No. 2 (page 53).

     If you have any questions or concerns, please call the undersigned at
972-3-607-4444.

                                               Very truly yours,

                                               /s/ Perry Wildes

                                               Perry Wildes, Adv.

cc: Mr. Eran Rotem

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